Exhibit 99.2

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2026

This quarterly report provides Studio City Investments Limited’s (“Studio City Investments”) unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2026, together with the related information. Studio City Investments is the parent guarantor of the 2031 SCC Senior Secured Notes (as defined below).

Studio City Investments Limited

Report for the Second Quarter of 2026

TABLE OF CONTENTS

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2027 SCC Senior Secured Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022, and as to which no amount remains outstanding following the (i) 2027 SCC Senior Secured Notes Tender Offer; and (ii) the redemption of all remaining amounts outstanding in June 2026;

•

“2027 SCC Senior Secured Notes Tender Offer” refers to the conditional tender offer by Studio City Company pursuant to which it purchased for cash an aggregate principal amount of US$196,421,000 of the outstanding 2027 SCC Senior Secured Notes in May 2026;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2028 SCF Senior Notes to Studio City Investments;

•

“2028 SCF Senior Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020, and as to which US$335,000,000 remains outstanding following the notice of partial redemption of an aggregate principal amount of the 2028 SCF Senior Notes of US$165,000,000 issued on June 18, 2026 and completion of the partial redemption of an aggregate principal amount of US$165,000,000 on July 18, 2026;

•	“2029 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds of the 2029 SCF Senior Notes to Studio City Investments;

•

“2029 SCF Senior Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 in aggregate principal amount was issued on January 14, 2021 and US$350,000,000 in aggregate principal amount was issued on May 20, 2021;

•	“2031 SCC Senior Secured Notes” refers to the 6.125% senior notes due 2031 in an aggregate principal amount of US$300,000,000 issued by Studio City Company on May 15, 2026;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” or “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues and food and beverage offers;

•

“Concession Contract” refers to the concession contract executed between the Macau SAR and the Gaming Operator on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to the Gaming Operator, from January 1, 2023 to December 31, 2032;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain Melco Resorts Affiliates, on the other hand, under which certain of SCI’s subsidiaries and Melco Resorts Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, collectively referred to as “Management and Shared Services Arrangements,” have been extended to December 31, 2032;

•	“MCO Cotai” refers to MCO Cotai Investments Limited, a subsidiary of Melco Resorts and a shareholder of SCI;

•

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Resorts Affiliates” refers to the subsidiaries of Melco Resorts other than SCI and its subsidiaries;

•

“Melco Resorts Macau” or “Gaming Operator” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco Resorts and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•

“SCC 2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to US$1.3 billion) and a revolving credit facility of HK$775,420,000 (equivalent to US$100 million), and was amended, restated and extended by the SCC 2016 Credit Facilities;

•

“SCC 2016 Credit Facilities” refers to the facilities agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on November 30, 2021, and was amended, restated and extended by the SCC 2021 Credit Facilities;

•

“SCC 2021 Credit Facilities” refers to the facilities agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the SCC 2016 Credit Facilities providing for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to US$30.0 million), which consist of a HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to US$0.1 million) term loan facility, and which would have matured on January 15, 2028, and was further amended, restated and extended on November 29, 2024 including with a maturity date extended to August 29, 2029;

•

“SCC 2024 Revolving Facilities” refers to the senior secured credit facilities agreement, dated November 29, 2024, entered into between, among others, Studio City Investments, as parent, Studio City Company, as borrower, and certain subsidiaries as guarantors, pursuant to which lenders have made available to Studio City Company HK$1.945 billion (equivalent to US$250.3 million) in revolving credit facilities for a term of five years with an option to increase the commitments in an amount not exceeding US$100.0 million, subject to the satisfaction of certain conditions precedent;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022 and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026.

Certain monetary amounts, percentages, and other figures included in this quarterly report have been subject to rounding adjustments. Certain other amounts that appear in this quarterly report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this quarterly report are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where amendments to the gaming law were adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino or gaming area with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity that, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to a gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of a gaming operator and is attracted to the casino through marketing efforts of a gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played in areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy-in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.843076 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.078393 to US$1.00.

In this quarterly report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services to the Gaming Operator pursuant to a casino contract and the hospitality business in Macau. The gaming operations of Studio City Casino are focused primarily on the mass market and target all ranges of mass market patrons. In the second quarter of 2026, the Gaming Operator operated an average of approximately 253 gaming tables and 935 gaming machines at the Studio City Casino. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena and an outdoor and an indoor water park. Studio City features approximately 2,493 luxury hotel rooms, diverse food and beverage establishments, a nine-screen cineplex and approximately 44,300 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco Resorts and a holder of a gaming concession in Macau, and we operate the non-gaming businesses of Studio City.

We generated all of our revenues for each of the three and six months ended June 30, 2026 and June 30, 2025 from our operations in Macau, the sole market in which we operate.

Studio City Investments and its subsidiaries sit within a ring-fenced credit group separate from shareholders of SCI and our debt obligations are not guaranteed by the shareholders of SCI. In particular, Melco Resorts is not a guarantor under the SCC 2021 Credit Facilities, the SCC 2024 Revolving Facilities, the 2028 SCF Senior Notes, the 2029 SCF Senior Notes or the 2031 SCC Senior Secured Notes. As such, the shareholders of SCI are not contractually required to provide any additional financial support to Studio City Investments and our subsidiaries with respect to our debt obligations.

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Total operating revenues for the second quarter of 2026 were US$164.6 million, compared with US$190.1 million in the second quarter of 2025. The decrease was primarily attributable to softer performance in mass market table games operations in Studio City Casino leading to a decrease in revenue from casino contract and lower overall non-gaming revenues.

Net loss attributable to Studio City Investments Limited for the second quarter of 2026 was US$19.0 million, compared with US$18.1 million in the second quarter of 2025. The increase was primarily due to the softer performance of Studio City Casino and overall non-gaming operations, partially offset by lower interest expense resulted from the decrease in gross indebtedness, as well as the change in net foreign exchange gains.

Studio City Casino generated gross gaming revenues of US$357.7 million and US$359.6 million for the second quarters of 2026 and 2025, respectively.

Mass market table games drop was US$884.1 million in the second quarter of 2026, compared with US$958.2 million in the second quarter of 2025. Hold percentage was 36.3% in the second quarter of 2026, compared with 34.0% in the second quarter of 2025.

Gaming machine handle for the second quarter of 2026 was US$1.04 billion, compared with US$0.92 billion in the second quarter of 2025. Win rate was 3.6% in the second quarter of 2026, compared with 3.7% in the second quarter of 2025.

Revenue from casino contract was US$76.8 million for the second quarter of 2026, compared with US$83.8 million for the second quarter of 2025. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by the Gaming Operator.

Total non-gaming revenues at Studio City for the second quarter of 2026 were US$87.8 million, compared with US$106.3 million for the second quarter of 2025.

Total net non-operating expenses for the second quarter of 2026 were US$32.6 million, which mainly included interest expense of US$30.9 million, compared with US$38.6 million for the second quarter of 2025, which mainly included interest expense of US$33.4 million.

Depreciation and amortization costs of US$51.3 million were recorded in the second quarter of 2026, of which US$0.8 million was related to the amortization expense for the land use right, compared with US$51.6 million recorded in the second quarter of 2025, of which US$0.8 million was related to the amortization expense for the land use right.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

For the six months ended June 30, 2026, our total operating revenues were US$341.3 million, a decrease of US$10.5 million from US$351.8 million for the six months ended June 30, 2025. The decrease was attributable to lower overall non-gaming revenues, partially offset by an increase in revenue from casino contract primarily driven by better mass market performance.

Net loss attributable to Studio City Investment Limited for the six months ended June 30, 2026 was US$25.6 million, compared with US$39.0 million for the six months ended June 30, 2025. The decrease was primarily due to improved performance of Studio City Casino, lower net foreign exchange losses and lower interest expense resulted from the decrease in gross indebtedness.

Liquidity and Capital Resources

We have relied on, and intend to continue rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of June 30, 2026, we held cash and cash equivalents of US$62.7 million and restricted cash of US$0.1 million. Restricted cash represented the cash collateral in relation to the SCC 2021 Credit Facilities. Further, we have HK$1.52 billion (equivalent to US$193.3 million) in borrowing capacity under the SCC 2024 Revolving Facilities available for future drawdown as of June 30, 2026, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(In thousands of US$)
Net cash provided by operating activities	$60,811	$77,040	$77,228	$95,418
Net cash used in investing activities	(12,517)	(26,247)	(19,397)	(49,310)
Net cash used in financing activities	(39,059)	—	(49,031)	—
Effect of exchange rate on cash, cash equivalents and restricted cash	(45)	(623)	(430)	(750)

Increase in cash, cash equivalents and restricted cash	9,190	50,170	8,370	45,358
Cash, cash equivalents and restricted cash at beginning of period	53,687	63,559	54,507	68,371

Cash, cash equivalents and restricted cash at end of period	$62,877	$113,729	$62,877	$113,729

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$60.8 million for the three months ended June 30, 2026, compared with US$77.0 million for the three months ended June 30, 2025. The decrease was primarily driven by softer performance of Studio City Casino and overall non-gaming operations, as well as changes in working capital, principally reflecting higher prepayments made during the three months ended June 30, 2026, compared with the utilization of prepaid expenses and other current assets in the prior year period.

Net cash provided by operating activities was US$77.2 million for the six months ended June 30, 2026, compared with US$95.4 million for the six months ended June 30, 2025. The decrease was primarily attributable to changes in working capital, principally reflecting higher prepayments made during the six months ended June 30, 2026, compared with the utilization of prepaid expenses and other current assets in the prior year period.

Investing Activities

Net cash used in investing activities of US$12.5 million for the three months ended June 30, 2026 was primarily attributable to payments for acquisition of property and equipment of US$8.9 million and payments for other long-term assets of US$3.1 million.

Net cash used in investing activities of US$26.2 million for the three months ended June 30, 2025 was primarily attributable to payments for acquisition of property and equipment of US$21.1 million and payments for other long-term assets of US$6.9 million.

Net cash used in investing activities of US$19.4 million for the six months ended June 30, 2026 was primarily attributable to payments for acquisition of property and equipment of US$15.1 million and payments for other long-term assets of US$4.0 million.

Net cash used in investing activities of US$49.3 million for the six months ended June 30, 2025 was attributable to payments for acquisition of property and equipment of US$41.7 million and payments for other long-term assets of US$13.7 million, which was partially offset by proceeds from sale of property and equipment of US$6.1 million.

Financing Activities

Net cash used in financing activities of US$39.1 million for the three months ended June 30, 2026 was attributable to (i) the settlement of the 2027 SCC Senior Secured Notes Tender Offer in an aggregate principal amount of US$196.4 million; (ii) early redemption of the remaining aggregate principal amount outstanding of US$153.6 million of the 2027 SCC Senior Secured Notes; and (iii) payments of financing costs of US$4.1 million, which were offset in part by (iv) the proceeds from the issuance of the 2031 SCC Senior Secured Notes of US$300.0 million; and (v) the proceeds from the drawdown of the SCC 2024 Revolving Facilities of US$15.1 million.

Net cash used in financing activities of US$49.0 million for the six months ended June 30, 2026 was attributable to (i) the settlement of the 2027 SCC Senior Secured Notes Tender Offer in an aggregate principal amount of US$196.4 million; (ii) early redemption of the remaining aggregate principal amount outstanding of US$153.6 million of the 2027 SCC Senior Secured Notes; (iii) the repayment of an outstanding principal amount under the SCC 2024 Revolving Facilities of US$10.0 million; and (iv) payment of financing costs of US$4.1 million, partially offset by (v) the proceeds from the issuance of the 2031 SCC Senior Secured Notes of US$300.0 million; and (vi) the proceeds from the drawdown of US$15.1 million from SCC 2024 Revolving Facilities.

No cash was provided by/used in financing activities for the three and six months ended June 30, 2025.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2026:

As of June 30, 2026
(in thousands of US$)
SCC 2021 Credit Facilities	$29,835
SCC 2024 Revolving Facilities	54,698
2031 SCC Senior Secured Notes	300,000
2028 Intercompany Notes	500,000
2029 Intercompany Notes	1,100,000

$1,984,533

Major changes in our indebtedness during the quarter ended and subsequent to June 30, 2026 are summarized below.

On May 15, 2026, Studio City Company issued US$300.0 million in an aggregate principal amount of the 2031 SCC Senior Secured Notes. The net proceeds from the issuance were used to settle US$196.4 million of the aggregate principal amount of the 2027 SCC Senior Secured Notes Tender Offer on May 15, 2026. The remaining outstanding aggregate principal amount of US$153.6 million of the 2027 SCC Senior Secured Notes was fully redeemed on June 5, 2026, using the remainder of the net proceeds, a HK$118.0 million (equivalent to US$15.1 million) drawdown under the SCC 2024 Revolving Facilities on June 3, 2026, and cash on hand.

On July 18, 2026, Studio City Finance redeemed the outstanding aggregate principal amount of US$165.0 million of the 2028 SCF Senior Notes pursuant to the notice of partial redemption dated June 18, 2026. The redemption was funded by a HK$1.18 billion (equivalent to US$150.5 million) drawdown under the SCC 2024 Revolving Facilities on July 15, 2026, and cash on hand. All of the redeemed notes have been cancelled. Concurrently with the partial redemption of the 2028 SCF Senior Notes, the Company also repaid the outstanding aggregate principal amount of US$165.0 million of the 2028 Intercompany Notes.

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Studio City Investments Limited

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands, except share and per share data)

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$62,748	$54,377
Accounts receivable, net	1,402	1,887
Receivables from affiliated companies	35,197	34,703
Inventories	8,468	8,727
Prepaid expenses and other current assets	11,518	9,691

Total current assets	119,333	109,385

Property and equipment, net	2,313,174	2,410,694
Long-term prepayments, deposits and other assets	63,437	69,141
Receivable from an affiliated company, non-current	7,233	4,436
Restricted cash	129	130
Operating lease right-of-use assets	11,457	11,571
Land use right, net	96,643	99,073

Total assets	$2,611,406	$2,704,430

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$3,860	$6,401
Accrued expenses and other current liabilities	41,551	50,441
Income tax payable	20,032	15,257
Payables to affiliated companies	104,810	91,874

Total current liabilities	170,253	163,973

Long-term debt, net	379,926	428,469
Payable to an affiliated company, non-current	1,570,961	1,582,586
Other long-term liabilities	9,351	6,290
Deferred tax liabilities, net	37	60
Operating lease liabilities, non-current	11,430	12,095

Total liabilities	2,141,958	2,193,473

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,617,155	2,617,155
Accumulated other comprehensive (losses) income	(7,999)	8,364
Accumulated losses	(2,123,194)	(2,097,556)

Total Studio City Investments Limited shareholder’s equity	485,962	527,963
Noncontrolling interests	(16,514)	(17,006)

Total equity	469,448	510,957

Total liabilities and equity	$2,611,406	$2,704,430

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Operating revenues:
Revenue from casino contract	$76,776	$83,783	$163,744	$159,703
Rooms	40,523	39,645	84,123	80,881
Food and beverage	20,485	21,453	41,827	44,204
Entertainment	3,566	19,131	6,930	22,095
Services fee	17,399	20,852	32,518	34,217
Mall	4,783	4,502	9,812	8,963
Retail and other	1,035	691	2,344	1,721

Total operating revenues	164,567	190,057	341,298	351,784

Operating costs and expenses:
Costs related to casino contract	(8,175)	(10,352)	(16,627)	(19,373)
Rooms	(14,779)	(14,776)	(30,066)	(29,548)
Food and beverage	(18,721)	(19,461)	(38,471)	(39,595)
Entertainment	(5,254)	(18,715)	(10,374)	(23,721)
Mall	(2,077)	(1,934)	(4,140)	(3,767)
Retail and other	(622)	(605)	(1,181)	(1,176)
General and administrative	(48,349)	(48,373)	(94,250)	(89,371)
Pre-opening costs	(27)	(314)	(28)	(469)
Amortization of land use right	(825)	(826)	(1,651)	(1,657)
Depreciation and amortization	(50,445)	(50,784)	(100,421)	(101,207)
Property charges and other	236	(154)	34	(2,160)

Total operating costs and expenses	(149,038)	(166,294)	(297,175)	(312,044)

Operating income	15,529	23,763	44,123	39,740

Non-operating income (expenses):
Interest income	225	87	256	195
Interest expense	(30,896)	(33,400)	(61,904)	(66,835)
Other financing costs	(426)	(580)	(842)	(1,153)
Foreign exchange gains (losses), net	8	(4,672)	(559)	(5,659)
Loss on extinguishment of debt	(1,480)	—	(1,480)	—

Total non-operating expenses, net	(32,569)	(38,565)	(64,529)	(73,452)

Loss before income tax	(17,040)	(14,802)	(20,406)	(33,712)
Income tax expense	(1,822)	(3,013)	(4,875)	(4,953)

Net loss	(18,862)	(17,815)	(25,281)	(38,665)
Net income attributable to noncontrolling interests	(135)	(235)	(357)	(382)

Net loss attributable to Studio City Investments Limited	$(18,997)	$(18,050)	$(25,638)	$(39,047)

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	$		$		$	$
	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2026		2025		2026	2025
Cash flows from operating activities:
Net cash provided by operating activities		$60,811		$77,040	$77,228	$95,418

Cash flows from investing activities:
Acquisition of property and equipment		(8,866)		(21,131)	(15,136)	(41,721)
Payment for other long-term assets		(3,116)		(6,920)	(4,000)	(13,662)
Acquisition of other assets		(562)		—	(562)	—
Proceeds from sale of property and equipment		27		1,804	301	6,073

Net cash used in investing activities		(12,517)		(26,247)	(19,397)	(49,310)

Cash flows from financing activities:
Repayments of long-term debt		(350,000)		—	(359,972)	—
Payments of deferred financing costs		(4,116)		—	(4,116)	—
Proceeds from long-term debt		315,057		—	315,057	—

Net cash used in financing activities		(39,059)		—	(49,031)	—

Effect of exchange rate on cash, cash equivalents and restricted cash		(45)		(623)	(430)	(750)

Increase in cash, cash equivalents and restricted cash		9,190		50,170	8,370	45,358
Cash, cash equivalents and restricted cash at beginning of period		53,687		63,559	54,507	68,371

Cash, cash equivalents and restricted cash at end of period		$62,877		$113,729	$62,877	$113,729

Supplemental cash flow disclosures:
Cash paid for interest		$(29,417)		$(25,131)	$(64,322)	$(62,591)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases		$(674)		$(676)	$(674)	$(676)
Non-cash disclosures:
Change in accrued expenses and other current liabilities related to acquisition of property and equipment		$1,689		$2,423	$3,863	$12,486
Change in payables to affiliated companies related to acquisition of property and equipment		$(494)		$(639)	$243	$324
Change in accrued expenses and other current liabilities related to financing costs		$1,046		$—	$1,046	$—
Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
					June 30,	December 31,
					2026	2025
Cash and cash equivalents					$62,748	$54,377
Non-current portion of restricted cash					129	130

Total cash, cash equivalents and restricted cash					$62,877	$54,507

F-4